Exhibit T3B.15

Notarbescheiniqung qemäß § 54 Abs. 1 GmbH-Gesetz

Die in dem beigefügten Gesellschaftsvertrag geänderten Bestimmungen stimmen mit den in meiner Urkunde Nr.: 811/2018 E gefassten Beschlüssen über die Änderung des Gesellschaftsvertrages und die unveränderten Bestimmungen mit dem zuletzt beim Handelsregister eingereichten vollständigen Wortlaut des Gesellschaftsvertrages überein.

Heppenheim, den 09.11.2018

/s/ Dr. Engelhard, Notar	[SEAL]
Dr. Engelhard, Notar

GESELLSCHAFTSVERTRAG	ARTICLES OF ASSOCIATION

§1 Firma der Gesellschaft	§1 Corporate Name

Die Firma der Gesellschaft lautet:	The corporate name of the Company is

Intrum Finanzholding Deutschland GmbH.	Intrum Finanzholding Deutschland GmbH.

§2 Sitz der Gesellschaft	§2 Registered Office

Die Gesellschaft hat ihren Sitz in Heppenheim.	The Company has its registered office in Heppenheim.

§3 Dauer der Gesellschaft, Geschäftsjahr	§3 Duration, Business Year

(1) Die Dauer der Gesellschaft ist unbestimmt.	(1) The duration of the Company is indefinite.

(2) Das Geschäftsjahr der Gesellschaft ist das Kalenderjahr.	(2) The business year of the Company is the calendar year.

§4 Gegenstand des Unternehmens	§4 Object of the Company

(1) Gegenstand des Unternehmens ist der Erwerb, das Halten und die Veräußerung von Beteiligungen an anderen Gesellschaften.	(1) Object of the Company is the acquisition, holding and sale of participations in other companies.

(2)   Im Rahmen dieses Geschäftszweckes ist die Gesellschaft zu allen Geschäften und Maßnahmen berechtigt, die unmittelbar oder mittelbar zur Erreichung des vorstehenden Unternehmensgegenstandes notwendig und nützlich erscheinen, insbesondere zur Beteiligung an anderen Unternehmen gleicher oder verwandter Art, zur Errichtung von gleichen oder ähnlichen Unternehmen im In- und Ausland, sowie zum Abschluss vonUnternehmens- und Kooperationsverträgen mit anderen Gesellschaften sowie ähnlichen Verträgen.

(2)   Within this business object, the Company is entitled to implement all transactions and measures, which may be required and useful, either directly or indirectly, to achieve the above-named business object. In particular, the company is entitled to participate in other companies of the same or similar kind, to establish domestic or foreign companies of the same or similar kind, and to conclude affiliation and cooperation agreements or similar contracts with other companies.

(3) Die Gesellschaft ist berechtigt, ihre Geschäftstätigkeit auch durch Tochter-, Gemeinschafts- und B eteiligungsunternehmen auszuüben.	(3) The Company is also entitled to pursue its business through subsidiaries, joint ventures or affiliated companies.

§5 Stammkapital	§5 Share Capital

Das Stammkapital der Gesellschaft beträgt EUR 25.000 (in Worten: Euro fünfundzwanzigtausend).	The share capital of the Company amounts to EUR 25,000 (in words: Euro twenty five thousand).

§6 Geschäftsführung	§6 Managing Directors

(1) Die Gesellschaft hat einen oder mehrere Geschäftsführer, die von der Gesellschafterversammlung bestellt und abberufen werden.	(1) The Company has one or more managing directors who shall be appointed and recalled by the shareholders’ meeting.

(2)   Die Geschäftsführer sind an Gesetz und Gesellschaftsvertrag sowie die Beschlüsse der Gesellschafterversammlung gebunden. Sie haben die Gesellschaft mit der Sorgfalt eines ordentlichen Kaufmanns zu führen.

(2)   The managing directors are bound by applicable law, the articles of association and the resolutions of the shareholders’ meeting. They shall run the Company with the diligence of a prudent businessman.

§7 Vertretung	§7 Representation

(1)   Ist nur ein Geschäftsführer bestellt, so vertritt dieser die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer gemeinsam oder durch einen Geschäftsführer in Gemeinschaft mit einem Prokuristen vertreten,

(1)   If only one managing director is appointed, he/she has shall have sole power of representation. If several managing directors are appointed, either two managing directors or one managing director jointly with an authorised signatory („Prokurist”) are entitled to represent the Company.

(2)   Die Gesellschafterversammlung oder der Beirat (soweit er hierzu durch Gesellschafterbeschluss gemäß § 8 Abs. 2 (e) ermächtigt ist) kann einem oder mehreren Geschäftsführern Einzelvertretungsbefugnis auch dann erteilen, wenn mehrere Geschäftsführer bestellt sind, sowie Befreiung von den Beschränkungen des § 181 BGB erteilen.

(2)   The shareholders’ meeting or the advisory board (to the extent it has been entitled to do so by shareholders’ resolution pursuant to § 8 para. 2 (e)) may grant sole power of representation to one or several managing directors even if several managing directors are appointed, and may exempt one or several managing directors from the restrictions of § 181 German Civil Code (Bürgerliches Gesetzbuch, BGB).

(3)   Die Geschäftsführer sind an Gesetz, diesen Gesellschaftsvertrag, dieGeschäftsordnung für die Geschäftsführung (siehe Abs. 4) sowie an die Weisungen der Gesellschafterversammlung und des Beirats, in der jeweils gültigen Fassung, gebunden. Sie haben die Gesellschaft mit der Sorgfalt eines ordentlichen Kaufmanns zu führen.

(3)   The managing directors are bound by applicable law, these Articles of Association, the management instructions (see para. 4) and the instructions of the shareholders’ meeting and the advisory board, each as valid or amended from time to time. They shall run the Company with the diligence of a prudent businessman.

(4)   Die Geschäftsführer bedürfen der vorherigen Zustimmung der Gesellschafterversammlung oder des Beirats für alle Geschäfte, die über den gewöhnlichen Geschäftsbetrieb der Gesellschaft hinausgehen. Näheres kann von der Gesellschafterversammlung durch die Geschäftsordnung für die Geschäftsführung bestimmt werden. Diese Geschäftsordnung kann von der Gesellschafterversammlung jederzeit geändert werden.

(4)   The managing directors need the prior consent of the shareholders’ meeting or the advisory board for all actions going beyond the ordinary course of business. Details may be laid down in the management instructions passed by the shareholders’ meeting. The shareholders’ meeting may amend such instructions at any time.

§8 Beirat	§8 Advisory Board

(1) Die Gesellschaft kann einen Beirat haben.	(1) The Company can have an advisory board.

(2) Für den Fall, dass ein Beirat eingesetzt wird, gelten folgende Regelungen:	(2) In case an advisory board has been established the following provisions are applicable

(a)   Der Beirat besteht aus drei (3) Mitgliedern. Beiratsmitglieder können Gesellschafter, deren Organe oder Dritte sein. Geschäftsführer oder Mitarbeiter der Gesellschaft oder deren Tochtergesellschaften dürfen nicht Mitglieder des Beirats sein.

(a)   The advisory board consists of three (3) members. Shareholders, their statutory bodies or third parties may be members of the advisory board. Managing directors or employees of the company or its subsidiaries may not be members of the advisory board.

(b) Die Mitglieder des Beirats werden durch Gesellschafterbeschluss benannt und abberufen.	(b) The members of the advisory board are appointed and recalled by shareholders’ resolution.

(c)   Die Gesellschafterversammlung hat das Recht, Beiratsmitglieder jederzeit mit sofortiger Wirkung ohne Angabe von Gründen abzuberufen. Jedes Beiratsmitglied kann jederzeit mit sofortiger Wirkung ohne Angabe von Gründen sein Amt niederlegen.

(c)   The shareholders’ meeting has the right to recall members of the advisory board at any time with immediate effect and without giving reasons. Any member of the advisory board may resign from its office at any time and without giving reasons.

(d)   Die Gesellschafterversammlung beschließt eine Beiratsordnung, in der die Aufgaben und die innere Ordnung des Beirats niedergelegt werden. Diese Beiratsordnung kann von der Gesellschafterversammlung jederzeit geändert werden.

(d)   The shareholders’ meeting resolves rules of procedure for the advisory board regulating the duties and responsibilities as well as the internal organisation of the advisory board. The shareholders’ meeting may amend such rules at any time.

(e)   Unbeschadet der Rechte der Gesellschafterversammlung überwacht, berät und unterstützt der Beirat die Geschäftsführung und ist berechtigt, dieser Weisungen für einzelne Geschäftsführungsmaßnahmen zu erteilen. Die Gesellschafter können dem Beirat — jederzeit widerruflich — durch einstimmigen Beschluss weitere Aufgaben und Befugnisse zuweisen, insbesondere das Recht gewähren, Geschäftsführer zu bestellen und abzuberufen, Dienstverträge mit diesen abzuschließen, zu ändern und zu beendigen, Geschäftsführer zur Einzelvertretung zu ermächtigen und von den Beschränkungen des § 181 BGB zu befreien, jeweils unbeschadet der Rechte der Gesellschafterversammlung hierzu.

(e)   Notwithstanding the rights of the shareholders’ meeting, the advisory supervises, consults and supports the management, and has the authority to instruct the management with respect to its actions. The shareholders may by unanimous resolution — revocable at any time — assign further tasks and authorizations to the advisory board. In particular, they may grant the right to appoint and recall managing directors, to enter, amend and terminate employment contracts with these, to grant sole power of representation to managing directors and to exempt managing directors from the restrictions of § 181 German Civil Code, notwithstanding the shareholders’ meetings rights regarding any of the foregoing.

(f)   Die Gesellschafter können jederzeit einstimmig beschließen, dass dem Beirat Aufgaben und Befugnisse, welche ihm gemäß Abs. 2 (e) durch Gesellschafterbeschluss zugewiesen wurden, nicht weiter zustehen.

(f) The shareholders may at any time unanimously resolve that the advisory board shall no longer have the tasks and authorizations assigned to it by shareholders’ resolution pursuant to para. 2 (e).

(g)   Der Beirat kann Einsicht in die Geschäftsbücher sowie alle sonstigen Unterlagen der Gesellschaft nehmen und diejenigen Maßnahmen ergreifen, die nach seiner Auffassung erforderlich sind, um die für die Wahrnehmung seiner Aufgaben erforderlichen Informationen zu erlangen.

(g) The advisory board may inspect the books and all other documents of the Company, and may take any measures it deems necessary to receive the information needed to perform its tasks.

(h)   Die Mitglieder des Beirats treffen ihre Entscheidungen mit der Sorgfalt eines ordentlichen Kaufmanns. Sie sind nicht an Weisungen einzelner oder aller Gesellschafter gebunden. Ihrer Haftung ist auf Vorsatz oder grobe Fahrlässigkeit beschränkt. Die Mitglieder des Beirats haben Anspruch auf Entlastung.

(h)   The members of the advisory board shall make their decisions with the diligence of a prudent businessman. Instructions of single or all shareholders do not bind them. Their liability is limited to intention and gross negligence. The members of the advisory board may demand that their actions are formally approved (Entlastung).

(i) Soweit in diesem Gesellschafts- vertrag oder in der Beiratsordnung (Abs. 2 (d)) nichts anderes bestimmt ist, finden die Bestimmungen des AktG für den Aufsichtsrat auf den Beirat der Gesellschaft keine Anwendung.

(i) Save as otherwise provided in these Articles of Association or the rules of procedure (para. 2 (d)), the provisions of the German Stock Corporations Act (Aktiengesetz, AktG) on the supervisory board do not apply to the advisory board of the Company.

(j) Die Gesellschafterversammlung kann die vorstehenden Bestimmungen zeitweise außer Kraft setzen und von der Bestellung eines Aufsichtsrates absehen, indem sie keinen Aufsichtsrat wählt. Die in diesem Gesellschaftsvertrag geregelten Befugnisse des Aufsichtsrats stehen dann der Gesellschafterversammlung zu.

(j) The shareholders’ meeting may suspend the foregoing provisions on a temporary basis and refrain from the appointment of a supervisory board by not electing an advisory board. The authorities of the supervisory board set out in these Articles of Association shall then be vested with the shareholders’ meeting.

§9 Bekanntmachungen	§9 Announcements of the Corporation

Die Bekanntmachungen der Gesellschaft erfolgen nur im elektronischen Bundesanzeiger.	Announcements of the Company are solely published in the electronic Federal Gazette.

§ 10 Gründungskosten	§ 10 Costs for Formation

Die Gesellschaft trägt den ihr oder ihrem Gründer sowohl bei der rechtlichen Gründung, als auch bei der sog. „wirtschaftlichen Neugründung” entstehenden Gründungsaufwand (Rechtsanwalts-, Notar- und Gerichtskosten und Bankgebühren) bis zu insgesamt EUR 2.500.	The Company is liable for the expenses of the formation, i.e. both of the legal formation and of the so-called “economic new establishment”, accruing for it or its incorporator (lawyer’s fees, notary’s fees, court fees and bank charges) up to the total amount of EUR 2,500.

§ 11 Wettbewerbsverbot	§ 11 Prohibition of Competition

Die Gesellschafter sind von jedwedem Wettbewerbsverbot befreit und schulden hierfür keine Vergütung.	The shareholders are exempted from any prohibition of competition and shall not be obliged to effect any compensation for such exemption.

§12 Salvatorische Klausel	§12 Severability

Sollten Bestimmungen dieses Gesellschaftsvertrages ganz oder teilweise unwirksam oder undurchführbar sein oder werden, so bleibt die Gültigkeit der übrigen Bestimmungen hiervon unberührt. Das gleiche gilt, falls sich herausstellt, dass der Gesellschaftsvertrag eine Regelungslücke enthält. Anstelle der unwirksamen Bestimmungen ist eine wirksame Bestimmung zu vereinbaren, die dem von den Gesellschaftern Gewollten am nächsten kommt; gleiches gilt im Fall einer Lücke.	If a provision of these Articles of Association should be or become partly or entirely invalid or impracticable, the remaining provisions shall remain unaffected. The same applies to potential gaps of the articles of association. The invalid or impracticable provision shall be replaced by such a valid provision, which comes closest to the intentions of the shareholders; the same applies in case of a gap.

Ende der Satzung	End of the Articles of Association

Heppenheim, den 07.01.2019

Hiennit beglaubige ich die Übereinstimmung, der in dieser Datei enthaltenen Bilddaten (Abschrift) mit dem mir vorliegenden Papierdokument (Urschrift).

Dr. Helmut Engelhard

Notar